Exhibit 99.3

Eco Wave Power Reports H1 2025 Results, Showcasing
Breakthroughs in U.S., Europe, Asia, and Africa as Global Wave
Energy Demand Accelerates

Major Milestones Include Completion of U.S. Installation Ahead of Launch,
First MW-Scale Project in Portugal Advancing, Strategic Expansion into India and Taiwan,
African Market Entry, and EU Grant Win for Atlantic Region Deployment and Strong
Financial Position Supporting Growth

Stockholm, Sweden – August 14, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, today announced its financial results for the six months ended June 30, 2025, along with an update on its rapidly expanding international project portfolio.

Management Commentary

In the first half of 2025, Eco Wave Power made significant strides operationally, strategically, and geographically, setting the stage for the Company’s next phase of commercial growth. We advanced flagship projects across the United States, Portugal, Israel, and Taiwan, entered promising new markets in India and South Africa, secured important European grant funding, strengthened our leadership team, and maintained a solid cash position to support continued execution.

With active developments spanning four continents, key permits secured, infrastructure installed, and strategic agreements signed with industry leaders and government-backed partners, Eco Wave Power is solidifying its position as a frontrunner in the commercialization of wave energy — a largely untapped renewable resource poised to play a vital role in global decarbonization.

Despite meaningful progress across all project phases — from design and construction to regulatory milestones — operating expenses increased modestly by $239 thousand. The Company closed the period with a strong financial foundation, holding $7.94 million in cash and short-term bank deposits to fuel ongoing growth and execution.

Throughout this period, our efforts reflected a dual focus: delivering proven wave energy technology into commercial operation, while strategically scaling our presence in key global markets.

United States: Los Angeles Project Nears Launch

During H1 2025, Eco Wave Power completed the installation of all main components for its first U.S. wave energy project at the Port of Los Angeles. This marks a pivotal milestone in our entry into the American renewable energy market.

Key achievements included:

●	Final regulatory clearance: In March, we received the last required permit — Revocable Permit 25-05 — from the Port of Los Angeles, following prior federal clearance from the U.S. Army Corps of Engineers.

●	Local manufacturing partnership: In April, we signed a manufacturing agreement with All-Ways Metal, a California-based, woman-owned company, for the production of the floaters. Fabrication was completed on schedule.

●	Local Installation Partnership: In July, we signed an installation agreement with C&S welding, a California-based, family owned company for the installation of our floaters and energy conversion unit.

●	Onshore energy conversion unit installation: In early August, we installed the conversion unit — the core of our patented system — which transforms the mechanical motion of waves into clean electricity through a hydraulic-to-electric process.

With floaters, and the energy conversion unit in place, final integration and testing are underway. The project, executed in partnership with AltaSea and Shell Marine Renewable Energy, will officially launch on September 9, 2025. It showcases our commitment to innovation, ESG leadership, and local economic engagement, including working with woman- and family-owned businesses.

Europe: First Megawatt-Scale Project in Portugal

We advanced preparations for Portugal’s first MW-scale wave energy power plant under our 20MW concession with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL).

Progress in H1 2025 included:

●	Completion of civil engineering designs and load calculations by MOQ Engineering.

●	Submission of the final Execution Plan to APDL in March.

●	Site visits by our VP of Engineering to coordinate local supplier engagement and contractor mobilization.

●	Payment of 50% of the grid connection fee to E-REDES and formal acceptance of grid connection terms.

The 1MW plant — planned for grid connection in 2026 — is designed to serve as a gateway for commercialization in Portugal, aligning with the country’s renewable energy strategy.

Asia: Expanding into India and Taiwan

India

In February, we signed an MoU with Bharat Petroleum Corporation Limited (BPCL), a Fortune 500 government-owned company, to explore wave energy deployment at the Mumbai Oil Terminal. BPCL will manage regulatory clearances, while we provide technology and optimization expertise. The collaboration — endorsed by India’s Minister of Petroleum and Natural Gas — begins with a site assessment and is expected to lead to a pilot project in the world’s ~40,000 MW ocean energy market.

Taiwan

We entered Taiwan through an agreement with I-Ke International Ocean Energy Co., a subsidiary of Lian Tat Company. The project includes:

●	Local manufacturing of floaters under our patented design.

●	Supply of a turnkey 100KW conversion unit.

●	I-Ke’s responsibility for permitting and onshore production.

We have already delivered detailed floater production drawings, and I-Ke is progressing toward securing the official land use designation for the project site. According to data received from I-KE, in June, I-KE successfully passed the First-Round Qualification Review for the wave-energy tender. I-KE is the only one that qualified. I-KE now continues to enter the Second-Round Comprehensive Evaluation.

Israel: EWP-EDF One as an R&D Powerhouse

Following its inauguration in December 2024, the EWP-EDF One project at Jaffa Port became Israel’s first grid-connected wave energy system, operating under a Power Purchase Agreement with the Israeli Electric Corporation and recognized by the Ministry of Energy as “Pioneering Technology.”

In Q2, Eco Wave Power conducted a comparative analysis from its Jaffa Port pilot station, illustrating wave energy’s strong potential in locations with high wave availability. While Jaffa Port experiences waves above 0.7 m about 30% of the time—making it a valuable R&D site rather than a 24/7 production facility—locations such as Portugal can offer around 90% availability. This enables wave energy to achieve substantially higher energy output per site footprint compared to other renewables, while utilizing existing port infrastructure and minimal land.

Eco Wave Power will continue investing in R&D to lower equipment costs, advance toward competitive levelized costs of energy (LCOE), and unlock larger-scale commercial projects that can enhance value for partners and shareholders.

Africa: First Steps in South Africa

In July 2025, we signed an agreement with Africa Great Future Development Ltd (AGFDL) to conduct a feasibility study for a wave energy project at the Port of Ngqura. South Africa’s 2,800+ km coastline and need for energy diversification make it a compelling long-term market. The port’s breakwater infrastructure and deep-water access are ideal for our system’s deployment.

European Grant: Scaling Wave Energy Across the Atlantic

We joined the €2.45 million Atlantic Wave Energy Sustainable Deployment Initiative (AWESDI), coordinated by the University of Vigo and funded by the Interreg Atlantic Area Programme. As a consortium partner, we were awarded €107,089, with our contribution set at €26,772. The project brings together institutions from Portugal, Spain, France, and Ireland to accelerate commercial-scale wave energy adoption.

Corporate Updates

●	Leadership: In July, Hilary E. Ackermann joined our Board of Directors, bringing over three decades of energy, finance, and governance expertise.

●	ADS Repurchase Program: Continued execution of our ADS buyback program, supported by regulatory clarification from the Swedish Financial Supervisory Authority.

Financial Overview

In H1 2025, operating expenses rose 18% year-over-year to $1.59 million, driven by increased R&D spending (+25%) and higher G&A costs (+22%) from scaling operations in the U.S. and Portugal. Other income nearly doubled to $62 thousand, reflecting revenue from technology demonstrations in Asia. Net loss widened to $1.89 million, impacted by foreign exchange movements and growth-related expenses.

We ended the period with $7.94 million in cash and short-term deposits, providing a strong foundation for delivering on our near-term project milestones.

CEO commentary:

Dear Shareholders,

I’m excited to share the tremendous progress Eco Wave Power has made during the first half of 2025.

This period has been marked not only by significant milestones but also by our ability to execute swiftly and strategically, reinforcing our position as a global leader in onshore wave energy.

Our Los Angeles pilot project perfectly illustrates this momentum. Just last year in April, we announced a co-investment agreement with Shell Marine Renewable Energy.

By March 2025, we secured the final permit from the Port of Los Angeles — and only six months later, we completed installation of the entire pilot station, including floaters and our core energy conversion unit.

This rapid delivery speaks volumes about our operational discipline and dedication to turning vision into reality.

At the heart of our strategy is a multi-layered approach designed to accelerate wave energy commercialization worldwide.

Our pilot projects—each carefully selected—serve multiple key purposes. They provide site-specific data essential for refining our technology, help us establish regulatory frameworks tailored to each market, and pave the way for meaningful penetration in regions with strong renewable energy demand.

For example, our Portugal project stands out with its forecasted wave availability of around 90%. This site will demonstrate near-continuous power generation, proving wave energy’s ability to provide a reliable, high-density renewable resource.

We’re also excited about our expanding footprint in Asia. Strategic partnerships in India and Taiwan open doors to fast-growing energy markets eager for sustainable solutions. Meanwhile, our discussions with a leading technology company’s sustainability team around powering AI and data centers with wave energy reveal promising new opportunities, underscoring the relevance of our technology in the digital age.

Africa, with its vast coastline and urgent energy needs, is next on our path. Our agreement to conduct a feasibility study at South Africa’s Port of Ngqura marks a significant step toward bringing wave energy to a new continent, where it can help diversify and stabilize power supply.

In Europe, we’re proud to be part of the Atlantic Wave Energy Sustainable Deployment Initiative, a €2.45 million consortium project funded by the EU. This collaboration not only brings grant funding but also connects us with partners across the Atlantic region, accelerating wave energy’s commercial adoption.

Behind these achievements, our commitment to strong governance and shareholder value remains unwavering. We are honored to welcome Hilary E. Ackermann to our Board of Directors. Hilary brings over 30 years of experience in energy, finance, and corporate governance, including leadership roles at Vistra Energy—one of the largest energy companies in the U.S.—and board positions with major financial institutions like Goldman Sachs and UBS. Her expertise will be invaluable as we navigate growth and scale our operations.

Additionally, our ongoing ADS repurchase program reflects our focus on enhancing shareholder returns while managing regulatory compliance.

Financially, we remain well-positioned, ending the first half with $7.94 million in cash and short-term deposits. This solid foundation supports our continued investments in R&D, operational expansion, and project execution.

Wave energy is not just another renewable source—it’s a game-changer, offering clean, reliable power with a uniquely small footprint. I’m deeply grateful for your support as we bring this vision to life and drive the global transition to sustainable energy.

Warm regards,
Inna Braverman

H1 2025 Financial Overview

●	Operating expenses were $1,588 thousand, up by $239 thousand from 2024.

●	Research and development expenses increased by $79 thousand, or 25%, to $399 thousand for the six months ended June 30, 2025, compared to $320 thousand for the six months ended June 30, 2024. This increase was primarily attributable to a $136 thousand increase of research and developments costs related to our project in Portugal, a $37 thousand increase in labor and related expenses due to strengthening our engineering department, and a $94 thousand increase in grants received in the first half of 2025.

●	Sales and marketing expenses decreased by $14 thousand, or 10%, to $123 thousand for the six months ended June 30, 2025, compared to $137 thousand for the six months ended June 30, 2024. This decrease was primarily attributable to a decrease in investors communication expenses in the first half of 2025. We expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses increased by $195 thousand, or 22%, to $1,089 thousand for the six months ended June 30, 2025, compared to $894 thousand for the six months ended June 30, 2024. This increase was primarily attributable to an increase in professional fees, an increase in travel expenses and an increase in payroll and related expenses due to hiring new employees to our US subsidiary in the first half of 2025. We expect that our general and administrative expenses will continue to increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the planned implementation of our first U.S. project in the Port of Los Angeles, the implementation of our first commercial scale project in Portugal and implementation of our first project in Taiwan.

●	Other income increased by $30 thousand, or 94%, to $62 thousand for the six months ended June 30, 2025 compared to $32 thousand for the six months ended June 30, 2024. This increase was primarily attributable to income from services provided in connection with demonstrating our technology in Asia during the first half of 2025.

●	Share of net loss of a joint venture accounted for using the equity method increased by $9 thousand, or 30% to $39 thousand for the six months ended June 30, 2025 compared to $30 thousand for the six months ended June 30, 2024. This increase was primarily attributable to depreciation and other operational costs.

●	Operating loss increased by $239 thousand, or 18%, to $1,588 thousand for the six months ended June 30, 2025, compared to $1,349 thousand for the six months ended June 30, 2024.

●	Net financial loss was $304 thousand for the six months ended June 30, 2025, compared to $331 thousand net financial income for the six months ended June 30, 2024. This decrease was primarily attributable to a decrease in income from foreign exchange differences due to the appreciation of the SEK against the U.S. dollar.

●	Net loss increased by $874 thousand to $1,892 thousand for the six months ended June 30, 2025, compared to $1,018 thousand for the six months ended June 30, 2024, mainly due to foreign exchange differences.

●	The Company ended the period with $7.94 million - $6.45 million in cash and cash equivalents and $1.49 million in short term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Thursday, August 14, 2025, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 877-550-1707 (toll-free) or +1-848-488-9020 (international). If requested, please provide participant access code: 986561.

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/52869

A replay will be available by telephone approximately four hours after the call's completion until Thursday, August 28, 2025. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 52869. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, India and Portugal, adding to its impressive project pipeline totaling 404.7 MW. The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the Company’s first U.S. wave energy project will officially launch on September 9th, the expectation of the 1MW station’s integration into Portugal’s renewable energy system with the expected grid-connection date in 2026, the prospective development of wave energy projects in India in connection with the non-binding memorandum of understanding with BPCL, our expectation that the collaboration with BPCL will lead to a pilot project in the world’s ~40,000 MW ocean energy market,, the expectation that we will continue investing in R&D to lower equipment costs, advance toward competitive LCOE, and unlock larger-scale commercial projects that can enhance value for partners and shareholders, our belief that South Africa’s 2,800+ km coastline and need for energy diversification make it a compelling long-term market feasibility, our expectation that sales and marketing expenses will materially increase in 2025, and our expectation that general and administrative expenses will materially increase. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will", or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30, 2025	December 31, 2024
	In USD thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	6,458	7,845
Short term bank deposits	1,283	1,254
Restricted short-term bank deposits	203	220
Trade receivables	-	33
Other receivables and prepaid expenses	125	93
TOTAL CURRENT ASSETS	8,069	9,445

NON-CURRENT ASSETS:
Property and equipment, net	583	561
Right-of-use assets, net	206	195
Investments in a joint venture accounted for using the equity method	513	481
TOTAL NON-CURRENT ASSETS	1,302	1,237
TOTAL ASSETS	9,371	10,682
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,023	1,011
Current maturities of long-term loan	134	91
Accounts payable and accruals:
Trade	124	70
Other	951	969
Short term lease liabilities	157	98
TOTAL CURRENT LIABILITIES	2,389	2,239

NON-CURRENT LIABILITIES:
Long-term loan	25	47
Lease liabilities, net of current maturities	48	96
TOTAL NON-CURRENT LIABILITIES	73	143

TOTAL LIABILITIES	2,462	2,382

EQUITY:
Common shares	102	102
Share premium	25,845	25,845
Treasury shares	(77)	(50)
Foreign currency translation reserve	(1,835)	(2,368)
Accumulated deficit	(16,948)	(15,071)
Capital and reserves attributable to parent company shareholders	7,087	8,458
Non-Controlling interest	(178)	(158)
TOTAL EQUITY	6,909	8,300
TOTAL LIABILITIES AND EQUITY	9,371	10,682

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(218)	(143)	(399)	(320)
Sales and marketing expenses	(46)	(72)	(123)	(137)
General and administrative expenses	(550)	(486)	(1,089)	(894)
Other income	8	28	62	32
Share of net loss of a joint venture accounted for using the equity method	(17)	(17)	(39)	(30)
TOTAL OPERATING EXPENSES	(823)	(690)	(1,588)	(1,349)

OPERATING LOSS	(823)	(690)	(1,588)	(1,349)

Financial expenses	(611)	(12)	(444)	(27)
Financial income	47	211	140	358
FINANCIAL (LOSS) INCOME - NET	(564)	199	(304)	331

NET LOSS	(1,387)	(491)	(1,892)	(1,018)

ATTRIBUTABLE TO:
The Parent Company shareholders	(1,378)	(481)	(1,877)	(1,001)
Non-controlling interests	(9)	(10)	(15)	(17)
	(1,387)	(491)	(1,892)	(1,018)

	In USD

LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.03)	(0.01)	(0.04)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS
PER COMMON SHARE	46,731,027	44,394,844	46,732,428	44,394,844